                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response ..... 11
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                        INTRABIOTICS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46116T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kevin C. Tang
                           Tang Capital Management, LLC
                              4401 Eastgate Mall
                             San Diego, CA  92121
                                (858) 200-3831
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  October 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tang Capital Partners, LP
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,625,512*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,625,512*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,625,512*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     25.56%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------
* Represents 323,050 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 450,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tang Capital Management, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,625,512*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,625,512*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,625,512*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     25.56%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------
* Represents 323,050 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 450,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kevin C. Tang
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,626,095*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,626,095*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,626,095*
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     25.57%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
* Represents 323,633 shares of common stock, shares of preferred stock convertible into 852,308 shares of common stock, and warrants to purchase up to 450,154 shares of common stock.

CUSIP No. 46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oscar L. Tang
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x] Joint-Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         23,408
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           9,539
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           23,408
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    9,539
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     32,947
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock $.001 par value per share of IntraBiotics Pharmaceuticals, Inc., a Delaware Corporation (the "issuer" herein), as filed with the Securities and Exchange Commission (the "SEC") on May 1, 2003, as amended by Amendment No. 1 filed with the SEC on May 23, 2003. The principal executive offices of the issuer are located at 2483 East Bayshore Road, Suite 100, Palo Alto, CA 94303.

The Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 6, 2003, Tang Capital Partners, LP entered into a Common Stock and Warrant Purchase Agreement with the issuer in a private transaction, to acquire 120,000 shares of Common Stock and a Warrant to purchase 24,000 shares of Common Stock. The purchase price for the securities was $10.85 per share of Common Stock. The Warrant will have a term of five years and is exercisable at an exercise price of $10.85 per share.

     The funds used to purchase these securities were from available working capital of Tang Capital Partners, LP. No funds used to acquire the issuer's securities by Tang Capital Partners, LP were borrowed or otherwise obtained.

In addition, the issuer previously paid dividends to holders of its Series A Preferred Stock in the form of shares of Common Stock. The shares reported herein include 5,693 shares of Common Stock issued to Tang Capital Partners, LP as a dividend on June 30, 2003 and 2,778 shares of Common Stock issued to Tang Capital Partners, LP as a dividend on September 30, 2003.

ITEM 4. PURPOSE OF TRANSACTION

     The securities purchased by Tang Capital Partners, LP referenced in Item 5 of this Amendment No. 2 were purchased in a private transaction for investment purposes based on price and favorable market conditions. The securities purchase was negotiated between Tang Capital Partners, LP and certain other new and existing investors in the issuer, and the issuer.

The reporting persons may dispose of issuer securities or purchase issuer securities for investment purposes based on available price and other general market conditions for the securities and in compliance with the issuer's internal trading restrictions applicable to its directors (by virtue of the fact that Kevin C. Tang is a director of the issuer). Except as may arise in connection with the normal execution of Mr. Tang's position as a director, or as provided in this paragraph, none of the persons filing this statement has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the issuer (other than the acquisition of Common Stock upon conversion of Series A Preferred Stock or exercise of Warrants held by Tang Capital Partners, LP), or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer (other than Tang Capital Partners, LP's right to designate two members of the issuer's board of directors, as described in the issuer's definitive proxy statement filed with the SEC on March 3, 2003), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) The aggregate number and percentage of securities to which this
Schedule 13D relates is 1,659,042 shares, representing approximately 26.09% of the 5,056,768 shares of Common Stock outstanding as of the date of this report (based upon the issuer's issuance of 1,774,000 shares of its Common Stock as reported in its Report Form 8-K filed with the SEC on October 9, 2003, in addition to 3,282,768 shares reported outstanding by the issuer as of July 31, 2003, as reported in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the SEC on August 13, 2003, and taking into account in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a total of 852,308 shares of Common Stock issuable upon conversion of Series A Preferred Stock held as described herein and 450,154 shares of Common Stock issuable upon exercise of the Warrants held as described herein.) The reporting persons beneficially own the securities set forth below:

          Name                               Shares          % of Class
          -----------------------------     ---------        ----------
          Tang Capital Partners, LP         1,625,512             25.56%
          Tang Capital Management, LLC      1,625,512             25.56%
          Kevin C. Tang                     1,626,095             25.57%
          Oscar L. Tang                        32,947              0.7%

     (b) Number of shares to which such person has:

         (i) Sole power to vote or direct the vote:

               Tang Capital Partners, LP         1,625,512 shares
               Tang Capital Management, LLC      1,625,512 shares
               Kevin C. Tang                     1,626,095 shares
               Oscar L. Tang                        23,408 shares

         (ii) Shared power to vote or direct the vote:

               Tang Capital Partners, LP                 0 shares
               Tang Capital Management, LLC              0 shares
               Kevin C. Tang                             0 shares
               Oscar L. Tang                         9,539 shares

         (iii) Sole power to dispose or direct the disposition of:

               Tang Capital Partners, LP         1,625,512 shares
               Tang Capital Management, LLC      1,625,512 shares
               Kevin C. Tang                     1,626,095 shares
               Oscar L. Tang                        23,408 shares

         (iv) Shared power to dispose or direct the disposition of:

               Tang Capital Partners, LP                 0 shares
               Tang Capital Management, LLC              0 shares
               Kevin C. Tang                             0 shares
               Oscar L. Tang                         9,539 shares

     Oscar L. Tang's shares' voting and dispositive powers are through an investment advisor or trustee relationship for various family members. Kevin C. Tang's shares' voting and dispositive power include 583 shares he holds as custodian for his minor child.

Because of certain business and family relationships among the reporting persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each reporting person agrees that this statement is filed on his, her or its behalf. The filing of this statement is not an admission by any reporting person that such reporting person and any other reporting person or reporting persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each reporting person disclaims beneficial ownership of, or a pecuniary interest in, any securities of the issuer owned by any other reporting person(and also in the case of Kevin C. Tang, the securities held as custodian for his minor child), except to the extent of their pecuniary interest therein.

    (c) Other than the purchase of Common Stock and Warrant described in Item 3, none of the reporting persons has effected any transactions in the Company's securities during the 60 days preceding the date hereof.

    (d) Not applicable.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None of the reporting persons has any contracts, arrangements or understandings with any other reporting person or with any other person with respect to the securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A     Agreement of Joint Filing, dated May 1, 2003 (filed as
              Exhibit A with an earlier filed version of this Schedule 13D.)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             TANG CAPITAL PARTNERS, LP
                                             By:  Tang Capital Management, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager


                                             TANG CAPITAL MANAGEMENT, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager



                                                  /s/ Kevin C. Tang
                                                  ------------------------
                                                  KEVIN C. TANG


                                                  /s/ Oscar L. Tang
                                                  ------------------------
                                                  OSCAR L. TANG


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)